EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Third Quarter		First Nine Months
(Dollars in millions)	2014	2013	2014	2013
Earnings from continuing operations before income taxes	$296	$433	$1,014	$1,157
Add:
Interest expense	50	46	143	141
Appropriate portion of rental expense (1)	5	6	16	19
Amortization of capitalized interest	1	2	5	5
Earnings as adjusted	$352	$487	$1,178	$1,322

Fixed charges:
Interest expense	$50	$46	$143	$141
Appropriate portion of rental expense (1)	5	6	16	19
Capitalized interest	1	1	5	3
Total fixed charges	$56	$53	$164	$163

Ratio of earnings to fixed charges	6.3x	9.2x	7.2x	8.1x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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